

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2024

Eric Swider
Chief Executive Officer
Digital World Acquisition Corp.
3109 Grand Ave., #450
Miami, FL 33133

> **Re: Digital World Acquisition Corp.**
> **Amendment No. 1 to Annual Report on Form 10-K**
> **Filed October 30, 2023**
> **File No. 001-40779**

Dear Eric Swider:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology